UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-33961 CUSIP NUMBER 431466101

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2015
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Hill International, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

One Commerce Square 2005 Market St., 17th Floor
Address of Principal Executive Office (Street and Number)

Philadelphia, PA 19103
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Hill International, Inc. (“we,” “our” or the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2015 (the “Form 10-Q”) by the prescribed filing deadline (November 9, 2015) without unreasonable effort for the reasons set forth below. The Company expects to complete and file the Form 10-Q on or before November 16, 2015, the extension period provided under Rule 12b-25.

As reported in the Company’s Current Report on Form 8-K, dated October 19, 2015 (the “Report”), the Audit Committee of the Company’s Board of Directors determined on October 19, 2015, after consultation with EisnerAmper LLP, the Company’s independent registered public accounting firm, that the Company’s financial statements for each of the years ended December 31, 2014, 2013 and 2012 and the quarters ended March 31, June 30, and September 30 in 2014 and 2013  included in the Company’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q for such periods and together with all three-, six- and nine- month financial information contained therein and the Quarterly Reports on Form 10-Q for the periods ended March 31 and June 30, 2015 (collectively, the “Non-Reliance Periods”) can no longer be relied upon.  The Company intends to present the annual and quarterly restated financial statements in amendments to its Annual Report on Form 10-K for the year ended December 31, 2014 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015 and June 30, 2015 (the “Restated Filings”) as soon as practicable.

The Audit Committee’s decision to restate these financial statements is in connection with a review by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) of our Annual Report on Form 10-K for the year ended December 31, 2014, Form 10-Q for the quarter ended March 31, 2015 and Definitive Proxy Statement filed April 30, 2015 (the “Staff Review”) and subsequent communications between the Staff and the Company relating to the Staff Review. As a result of this review, the Company, under the direction of its Audit Committee, re-evaluated its historical and then current practices with respect to analyzing the collectability of accounts receivable in accordance with accounting principles generally accepted in the United States. In connection with this re-evaluation, the Company determined that its previous accounting treatment for the accounts receivable from the Libyan Organization for Development of Administrative Centres (the “Libya Receivable”) was no longer appropriate as of and for the year ended December 31, 2012. The Company has included significant disclosures in prior periodic reports filed with the SEC regarding the status of the Libya Receivable, including regarding the political situation in Libya, the amounts of payments, the Company’s continued dialogue with representatives of the Libyan Organization for Development of Administrative Centres, the circumstances under which the Company would evaluate its options to pursue legal claims and/or assess the carrying amount of the Libya Receivable, and the risk regarding its collectability.

In preparing the Restated Filings, the Company’s senior management and other key accounting, legal, and tax managers have spent a significant amount of time identifying, researching, analyzing and reviewing the impacts of the misapplication of generally accepted accounting principles with respect to the Libya Receivable. As a result of such additional efforts, which are relevant to the information to be included in the Form 10-Q, the Company has been unable to complete its preparation and review of its Form 10-Q in time to file within the prescribed time period without unreasonable effort.

For additional information regarding the Restated Filings, including, without limitation, the nature of the accounting error giving rise to the Restated Filings and the estimate of the cumulative anticipated impact of the Restated Filings on our previously issued consolidated financial statements, please see the Report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	John Fanelli III	(215)	309-7700
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Disclosures About Forward-Looking Statements

This Form 12b-25 and the Company’s public documents to which it refers contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties. The above statements regarding the Restated Filings including the anticipated timing of our Form 10-Q filing for the third quarter of 2015 constitute forward-looking statements that are based on our current expectations. The actual impact and amounts and the detailed presentation will be finalized after we have completed our work on the Non-Reliance Periods and our independent registered public accounting firm has completed its audit of our restated consolidated financial statements for the years ended December 31, 2014, 2013 and 2012. There can be no assurance that information set forth herein will not change materially before we file our Restated Filings.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause our actual results, as well as our expectations regarding materiality or significance, the quantitative effects of the information within the Restated Filings, and the timing of the filing of the Form 10-Q for the third quarter of 2015 to differ materially from those in the forward-looking statements. These factors include, among other things, the risk that additional information may arise from the preparation of our Restated Filings, that our internal control over financial reporting may be inadequate or have weaknesses of which we are not currently aware or which have not been detected and/or that we fail to satisfy certain covenants relating to financial statement delivery obligations and representations regarding the Company’s financial statements contained in our financing agreements without obtaining a waiver thereof. The Company does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements. For a discussion of a variety of risk factors affecting our business and prospects, see “Item 1A — Risk Factors” and “Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2014, as supplemented by the reports we have filed since the 2014 10-K, which have been filed with the SEC and are available on our website (www. hillintl.com) and on the SEC’s website (www.sec.gov).

Hill International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 10, 2015	By	/s/ John Fanelli, III
			Name:	John Fanelli, III
			Title:	Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).